Mudita Inc

Profit and Loss

	JAN - DEC 2021
Income	
4000 Sales DTC	79,124.14
4001 Wholesale Revenue	
4200 Discounts	
4300 Refunds	
4400 Other Income	45.28
4999 Shopify	
Total Income	**$79,169.42**
Cost of Goods Sold	**$72,357.60**
GROSS PROFIT	**$6,811.82**
Expenses	
6000 Salary & Related	
6001 Guaranteed Payment	
Total 6000 Salary & Related	
6100 Marketing & Advertising	1,600.95
6110 Facebook Advertising	9,226.82
6120 Google Advertising	4,367.56
6130 Marketing Software	3,491.14
6140 Linktree	20,372.49
6150 Retail	
Total 6100 Marketing & Advertising	**39,058.96**
6200 Legal & Professional Services	7,041.00
6210 Contractors	24,976.98
6211 Accounting	
6212 Legal	
6220 Website expenses	2,504.73
6313 Consulting	
Total 6200 Legal & Professional Services	**34,522.71**
6300 Communications & IT	
6310 Hosted Applications	
6320 Telephone & Internet	
Total 6300 Communications & IT	
6400 Travel and Entertainment	4,252.16
6410 Travel	54.03
6420 Meals	4,213.92
6430 Auto	277.84
6440 Parking	131.89
Total 6400 Travel and Entertainment	**8,929.84**
6500 Facilities & Related	
6510 Rent	1,752.34

Mudita Inc

Profit and Loss

	JAN - DEC 2021
6520 Rent & Lease	
6530 Repairs & Maintenance	
Total 6500 Facilities & Related	**1,752.34**
6600 General & Administrative Expenses	
6610 Charitable Contributions	350.00
6615 Dues & Subscriptions	5,080.12
6620 Insurance	618.00
6625 Postage & Delivery	
6626 Shipping	7,331.59
6627 Postage	29.81
Total 6625 Postage & Delivery	**7,361.40**
6630 Job Supplies	
6631 Small Tools	1,204.21
6632 Tool Rentals	569.28
Total 6630 Job Supplies	**1,773.49**
6635 Supplies	297.79
6640 Conferences and Events	2,026.53
6645 Trade Show Cost	605.99
6650 Office Supplies & Software	4,659.34
6660 Licenses & Permits	452.00
6670 Research & Development	2,693.66
6690 Bank & Merchant Fees	
6691 Shopify Expenses	17,561.40
6695 QuickBooks Payments Fees	
6696 Bank Charges & Fees	231.61
Total 6690 Bank & Merchant Fees	**17,793.01**
6999 Ask My Accountant	
Total 6600 General & Administrative Expenses	**43,711.33**
Total Expenses	**$127,975.18**
NET OPERATING INCOME	$ -121,163.36
Other Income	
Interest Income	
Total Other Income	**$0.00**
Other Expenses	
Other Miscellaneous Expense	
Total Other Expenses	**$0.00**
NET OTHER INCOME	$0.00
NET INCOME	$ -121,163.36

Mudita Inc

Balance Sheet

	JAN - DEC 2021
ASSETS	
Current Assets	
Bank Accounts	
1001 BECU Checking (x6108)	50,525.57
1002 BECU Savings (x5960)	
1003 Chase (*9898)	
Total Bank Accounts	**$50,525.57**
Accounts Receivable	
1100 Accounts Receivable (A/R)	
Total Accounts Receivable	**$0.00**
Other Current Assets	
1101 Shopify Undeposited Funds	
1200 Inventory	1,511.80
1201 Inventory Purchased	36,882.21
1202 Inventory Sold	
Packaging	0.00
Total 1200 Inventory	**38,394.01**
1400 Undeposited Funds	
Total Other Current Assets	**$38,394.01**
Total Current Assets	**$88,919.58**
Fixed Assets	
1501 Fixed Asset Other Tools Equipment	
Total Fixed Assets	**$0.00**
Other Assets	
1700 Security Deposits	1,500.00
Total Other Assets	**$1,500.00**
TOTAL ASSETS	**$90,419.58**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	
Total Accounts Payable	**$0.00**
Credit Cards	
2110 BECU CC (x0809)	4,883.13
Amex	

Mudita Inc

Balance Sheet

	JAN - DEC 2021
Total Credit Cards	**$4,883.13**
Other Current Liabilities	
2200 Security Deposit	602.00
2210 Loan from Claire Yarmo	
2220 Loan from Partner-Chris Gonzales	27,050.00
2230 Kickfurther	
2240 Shopify Capital	
Total Other Current Liabilities	**$27,652.00**
Total Current Liabilities	**$32,535.13**
Long-Term Liabilities	
2300 Convertible Note	
2301 Brad Yuan	
2302 Daniel Yuan	
2303 David Dolan	50,000.00
2304 Dustin An	10,000.00
2305 George N'Gengewe	10,000.00
2306 Gilad Gordon	5,000.00
2307 Mary & Rick Herbek	10,000.00
2308 Michael Pregnant	5,000.00
2309 Raymond Che	10,000.00
2310 Roby Gordon	5,000.00
2311 Sam Ivester	5,000.00
2313 Sayben Marie	
2314 Saad Munaf	
Total 2300 Convertible Note	**110,000.00**
2400 Loan from MarsBio VC	50,000.00
2410 Notes Payable- Mary Gonzales	
Total Long-Term Liabilities	**$160,000.00**
Total Liabilities	**$192,535.13**
Equity	
3001 Seed Round	
3100 Owner's Pay & Personal Expenses	
3110 Partner's Equity - Ari	2,749.51
Contributions - Ari	14,559.57
Distribution-Ari	
Total 3110 Partner's Equity - Ari	**17,309.08**
3120 Partner's Equity-Chris	9,055.10
Contributions - Chris	15,083.63
Distribution-Chris	-22,400.00
Total 3120 Partner's Equity-Chris	**1,738.73**
3300 Retained Earnings	0.00

Mudita Inc

Balance Sheet

	JAN - DEC 2021
Net Income	-121,163.36
Total Equity	**$ -102,115.55**
TOTAL LIABILITIES AND EQUITY	**$90,419.58**

Mudita Inc

Statement of Cash Flows

	JAN - DEC 2021
OPERATING ACTIVITIES	
Net Income	-121,163.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	
1101 Shopify Undeposited Funds	
1200 Inventory	8,508.02
1201 Inventory:Inventory Purchased	-36,882.21
1202 Inventory:Inventory Sold	
Inventory:Packaging	0.00
Accounts Payable (A/P)	
2110 BECU CC (x0809)	4,883.13
Amex	
2200 Security Deposit	602.00
2210 Loan from Claire Yarmo	
2220 Loan from Partner-Chris Gonzales	27,050.00
2230 Kickfurther	
2240 Shopify Capital	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**4,160.94**
Net cash provided by operating activities	**$ -117,002.42**
INVESTING ACTIVITIES	
1501 Fixed Asset Other Tools Equipment	
Net cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
2301 Convertible Note:Brad Yuan	
2302 Convertible Note:Daniel Yuan	
2303 Convertible Note:David Dolan	50,000.00
2304 Convertible Note:Dustin An	10,000.00
2305 Convertible Note:George N'Gengewe	
2306 Convertible Note:Gilad Gordon	5,000.00
2307 Convertible Note:Mary & Rick Herbek	
2308 Convertible Note:Michael Pregnant	5,000.00
2309 Convertible Note:Raymond Che	10,000.00
2310 Convertible Note:Roby Gordon	5,000.00
2311 Convertible Note:Sam Ivester	5,000.00
2313 Convertible Note:Sayben Marie	
2314 Convertible Note:Saad Munaf	
2400 Loan from MarsBio VC	50,000.00
2410 Notes Payable- Mary Gonzales	

Mudita Inc

Statement of Cash Flows

	JAN - DEC 2021
3001 Seed Round	
3100 Owner's Pay & Personal Expenses	
3110 Partner's Equity - Ari	-8,202.87
3120 Partner's Equity-Chris	7,221.00
3300 Retained Earnings	45,382.81
Partner's Equity - Ari:Contributions - Ari	71.03
Partner's Equity - Ari:Distribution-Ari	
Partner's Equity-Chris:Contributions - Chris	-14,829.07
Partner's Equity-Chris:Distribution-Chris	-22,400.00
Net cash provided by financing activities	**$147,242.90**
NET CASH INCREASE FOR PERIOD	**$30,240.48**